EXHIBIT 99.5
Notice to ASX/LSE

9 December 2022

Rio Tinto acquisition of Turquoise Hill receives shareholder support

Rio Tinto has received the required support from Turquoise Hill Resources Ltd (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill”) shareholders for its proposed acquisition of the approximately 49% of the issued and outstanding shares of Turquoise Hill that it does not currently own.

Given the transaction is being conducted by way of a Canadian plan of arrangement, it remains subject to the final approval of the Supreme Court of Yukon with a hearing scheduled for 14 December. Completion of the acquisition is expected in the days following court approval, after customary closing procedures.

Rio Tinto Copper Chief Executive Bold Baatar said: “We welcome the support from minority shareholders, which is a key milestone in our acquisition of TRQ. This transaction will deliver significant benefits for all shareholders, and allow us to progress the Oyu Tolgoi project in partnership with the Government of Mongolia with a simpler and more efficient governance and ownership structure.”

Additional disclosures

This press release does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with registration and other requirements under applicable law.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this release, are forward-looking statements. The words “intend”, “forecast”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “pursue”, “seek” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among the factors that could cause actual results to differ materially include, but are not limited to, those relating to whether the Arrangement will be consummated. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. All information provided in this press release, including the forward-looking statements herein, speak only as of the date of this press release.

This announcement contains inside information.

The person responsible for arranging and authorising the release of this announcement on behalf of Rio Tinto is Steve Allen, Group Company Secretary.

LEI: 213800YOEO5OQ72G2R82

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Matthew Klar
M+ 44 7796 630 637

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Simon Letendre
M +514 796 4973

Malika Cherry
M +1 418 592 7293

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877
Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

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